Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                           12 December 2005


                              WPP GROUP PLC ("WPP")

                   Burson-Marsteller acquires Genesis in India


WPP announces that its wholly-owned operating company Burson-Marsteller, the leading global public relations and public affairs network, has agreed to acquire, conditional on regulatory approvals, the entire share capital of Genesis Public Relations Private Limited ("Genesis") a leading Indian public affairs agency.

Founded in 1992, Genesis has been affiliated to Burson-Marsteller since 2002. Genesis is headquartered in Gurgaon, with offices in New Delhi, Mumbai, Kolkata, Bangalore, Hyderabad and Chennai, and has 135 full time employees. Clients include Hutchison Max Telecom, Hewlett Packard, Kotak Mahindra, Max Network Life and Sony Entertainment Television.

Genesis's revenues for the year ended 31 March 2005 were Rs 132,832,663, with net assets at the same date of Rs 36,170,000.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.

For further information please contact:

Feona McEwan, WPP London        44-20 7408 2204
www.wpp.com